Exhibit 12.1
American Railcar Industries, Inc.
Computation of Ratio of (Loss) Earnings to Fixed Charges
(dollars in thousands)

	Years ended December 31,
	2010	2009	2008	2007	2006
(Loss) earnings:
(Loss) earnings before income tax expense	$(41,801)	$22,026	$49,785	$59,368	$55,956
Loss (income) from joint venture	7,789	6,797	(718)	(881)	734
Fixed charges	21,975	21,679	21,169	18,303	2,727

Total (loss) earnings	$(12,037)	$50,502	$70,236	$76,790	$59,417

Fixed charges:
Interest expense (including amortized premiums, discounts and capitalized expenses relating to indebtedness)	$21,275	$20,909	$20,299	$17,027	$1,372
Estimate of interest within rental expense (1)	700	770	870	1,276	1,355

Total fixed charges	$21,975	$21,679	$21,169	$18,303	$2,727

Ratio of (loss) earnings to fixed charges	-0.55	2.33	3.32	4.20	21.79

(1)	Deemed to represent one-third of rental expense on operating leases.